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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                January 19, 2006

                        Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 19, 2006


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Vice President, Corporate Services
                                              and Corporate Secretary


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EXHIBIT           TITLE
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1                 PRESS RELEASE - PRECISION DRILLING TRUST ANNOUNCES 2005 YEAR
                  END RESULTS CONFERENCE CALL AND WEBCAST




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                                                                      EXHIBIT 1
                                                                      ---------

                                  NEWS RELEASE

Calgary, Alberta, Canada - January 19, 2006

                            PRECISION DRILLING TRUST
                2005 YEAR END RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust ("Precision") intends to release its 2005 year end results at approximately 5:00 a.m. MST (7:00 a.m. EST) on Wednesday, February 15, 2006 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MST (2:00 p.m. EST) on the same day.

         WEDNESDAY, FEBRUARY 15, 2006 AT 12:00 NOON MST (2:00 P.M. EST) CONFERENCE CALL DIAL IN NUMBER IS 1-800-814-4861 OR 416-644-3414

A live webcast of the conference call will be accessible on Precision's website at www.precisiondrilling.com by selecting "Investor Relations", then "Webcast".

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 22, 2006 by dialing 1-877-289-8525 or 416-640-1917, PASSCODE 21172565#.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, it is the leading provider of contract drilling services to the Canadian oil and gas industry and provides its customers with access to an extensive fleet of drilling and service rigs backed by a comprehensive mix of support services utilizing skilled and experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and in U.S. dollars "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of the Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: WWW.PRECISIONDRILLING.COM.